1271 Avenue of the Americas | New York, New York 10020

Blankrome.com

Phone:	(212) 885-5358
Fax:	(917) 332-3824
Email:	leslie.marlow@blankrome.com

April 20, 2022

VIA EDGAR

United States Securities
and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549
Attention: Jennifer Angelini

Re:	Forza X1, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed April 7, 2022
File No. 333-261884

Dear Ms. Angelini:

On behalf of our client, Forza X1, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated April 13, 2022 (the “Comment Letter”), relating to the above-referenced Amendment No. 3 to Registration Statement on Form S-1 (the “Registration Statement”). We are concurrently submitting via EDGAR a revised draft of the Registration Statement (Amendment No. 4) (the “Revised Registration Statement Amendment No. 4”).

Set forth below in bold are comments from the Comment Letter. For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s Comment Letter and includes the caption used in the Comment Letter. Immediately following each comment is the Company’s response to that comment, including, where applicable, a cross-reference to the location of changes made in the Revised Registration Statement Amendment No. 4 in response to the Staff’s comment. Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in the Revised Registration Statement Amendment No. 4.

Amendment No. 3 to Form S-1

Certain Relationships and Related Party Transactions, page 85

1.	We note your revisions in response to prior comment three. Please further address the following:

●	Include or move the description of the land contract to the Forza FX1 Future Factory subsection and/or Facilities subsection, and ensure consistent and current disclosure. For example, we note that the date for the Planning and Zoning Board Hearing has now passed; please update and describe the outcome of this hearing. Also describe your progress toward meeting the deadlines set forth in this agreement.

United States Securities

and Exchange Commission

April 20, 2022

●	Please refile Exhibit 10.13 in the proper text-searchable format. Please refer to Section 5.2.3.6 of the EDGAR File Manual (Volume II) EDGAR Filing (Version 61, March 2022) and Item 301 of Regulation S-T.

Response: The disclosure in the Revised Registration Statement Amendment No. 4 has been revised in response to comment number 1. In addition, Exhibit 10.13 has been re-filed in the proper text-searchable format.

2.	We note the following disclosure added in response to our prior comment six, “[O]ur ability to utilize Twin Vee’s manufacturing capacity pending completion of our own facility will be subject to its availability as determined by Twin Vee,” and that the Transition Services Agreement does not provide for any dedicated manufacturing capacity. Please include or move this disclosure to your business section and more fully analyze the related risks in your risk factors section. For example, disclose if true that (i) Twin Vee has no obligation to make any manufacturing capacity available and you may not be able to produce any boats until your factory is operational, (ii) if production at your factory is delayed, due to lack of equipment, workforce, or other reasons, you may not be able to commence production as planned, and (iii) your financial condition and results of operations and the value of your shares may be materially adversely affected as a result.

Response: The disclosure in the Revised Registration Statement Amendment No. 4 has been revised in response to comment number 2.

* * *

If you have any questions or need additional information, please contact the undersigned at (212) 885-5358 or Patrick Egan at (212) 885-5346.

Sincerely,

/s/ Leslie Marlow
Leslie Marlow

cc: Joseph Visconti

Chief Executive Officer, Forza X1, Inc.